News Release TSX-V: PDO 11-05 March 1, 2011

PORTAL APPOINTS JOHN KANDERKA TO OIL & GAS ADVISORY BOARD

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that Mr. John Kanderka has joined the Company’s Oil and Gas Advisory Board.  Mr. Kanderka has more than 35 years of experience as a Landman in the oil and gas industry and currently consults for a variety of exploration, production and pipeline companies with operations in Western Canada and in the United States.

Through-out Mr. Kanderka’s career he has held many surface, mineral, gas marketing and administrative positions with Poco Petroleums Ltd., Wellore Energy Inc. and Voyager Energy Inc. among others.  Mr. Kanderka was a Co-Founder and the Landman for Trimox Energy Inc. and Terraquest Energy Corporation both successful oil and gas production companies, built from the ground up and later bought out by Canext Energy Ltd. and Masters Energy Inc. respectively.   Mr. Kanderka was Vice President Land at Richland Petroleum Corporation when it merged with Provident Energy Trust.  Mr. Kanderka became Vice President of Land at Baytex Energy as the result of a merger with Dorset Exploration Ltd., a corporation with over one million undeveloped acres of land.

Mr. Kanderka has been a Member of the Canadian Association of Petroleum Landmen (CAPL) since 1977 and holds the Certification as a Professional Landman since 1991.

“We are very pleased that Mr. Kanderka has joined the Oil and Gas Advisory Board he brings to Portal a wealth of experience in all aspects of land transactions, management as well as the entrepreneurial experience of having been involved with several companies from concept through to a corporate buyout”, stated David Hottman, Chairman, CEO.

Portal’s strategic focus in the Western Canadian Sedimentary Basin is the identification and acquisition of property within traditional hydrocarbon producing areas with reservoir characteristics similar to western Alberta’s Pembina Cardium and southern Saskatchewan’s Bakken shale formations, which are proving optimal for economic production of light oil using horizontal drilling and multi-stage fracture completion methods pioneered in North America’s unconventional shale gas basins over the past 20 years.

Portal Resources Ltd. has offices in both Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources in North America. Please refer to the Company’s website at www.portalresources.net for additional information.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net